UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-36356

Nord Anglia Education, Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Level 12, St. George’s Building

2 Ice House Street
Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

By:	/s/ Graeme Halder
Name:	Graeme Halder
Title:	Director and Chief Financial Officer

Date:   March 11, 2016

Exhibit Index

Exhibit Number	Description
99.1	Press release
99.2	Proxy Statement